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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934

                      High Equity Partners L.P.- Series 86
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                            (Name of Subject Company)

                      High Equity Partners L.P.- Series 86
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                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Michael Ashner
                             Resources Capital Corp.
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                 (516) 822-0022

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

                                    Copy to:

                             David J. Heymann, Esq.
                               Post & Heymann, LLP
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                 (516) 681-3636

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Item 1. Security and Subject Company

      The name of the subject partnership is High Equity Partners L.P. - Series 86 (the "Partnership"), a Delaware limited partnership, and the address of its principal executive offices is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. The title of the class of equity securities to which this Statement relates is Units of Limited Partnership Interest of the Partnership ("Units").

Item 2. Tender Offer of the Bidder

      This Statement relates to the tender offer of Millennium Funding III LLC (the "Purchaser"), a Delaware limited liability company, to purchase up to 39,596 outstanding Units at a purchase price of $103.06 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated November 24, 1999, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated November 24, 1999.

      The address of the executive offices of the Purchaser is 527 Madison Avenue, New York, New York 10022.

Item 3. Identity and Background

      (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

      (b) The Purchaser is wholly owned by Presidio Capital Investment Company, LLC ("Presidio"). Presidio also indirectly controls the general partners of the Partnership (collectively the "General Partner").

      Certain Relationships. The Partnership has a property management services agreement with Resources Supervisory Management Corp. ("Resources Supervisory"), an affiliate of the General Partner, to perform certain functions relating to the management of the properties of the Partnership. Portions of the property management fees were paid to unaffiliated management companies which are engaged for the purpose of performing the management functions for certain properties. For 1998, 1997, and 1996, and for the first nine months of 1999, Resources Supervisory received an aggregate of $427,126, $416,428, $435,467, and $294,200, respectively, of which $278,204, $287,466, $254,005 and $243,469 was paid to unaffiliated management companies, respectively.

      Resources Capital Corp., the Partnership's administrative general partner, received reimbursement of expenses of $200,000 per year for the administration of the Partnership for each of 1998, 1997 and 1996, and $150,000 for the first nine months of 1999. Another affiliate of the General Partner was reimbursed for $102,025 of expenses during 1998 and $76,500 of expenses during the first nine months of 1999.

      The Partnership's administrative general partner receives a partnership asset management fee for managing the affairs of the Partnership which, prior to the effectiveness of recent


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amendments to the Partnership Agreement, was equal to 1.05% of the invested assets (as defined in the Partnership Agreement). Under this method of calculation, the Partnership's administrative general partner received a partnership asset management fee of $1,285,432, $1,376,011, and $1,406,204, respectively, for 1998, 1997 and 1996. As a result of the recent amendments to the Partnership Agreement, the Partnership's administrative general partner is now entitled to a partnership asset management fee which is equal to 1.25% of the gross asset value of the assets of the Partnership, as determined by an independent appraiser of national reputation selected by the General Partner. The recently enacted amendments provide that for 1999 the administrative general partner will be paid an asset management fee of $973,293.

      The General Partner was allocated 5% of the net income (losses) of the Partnership which in the aggregate, amounted to $155,008, $142,281, $112,226 and $136,737, for 1998, 1997 and 1996 and the first nine months of 1999, respectively, and received $142,360, $124,721, $76,752, and $71,180, respectively, as its 5% share of distributions for those periods.

      A conflict of interest exists for the General Partner between continuing the Partnership and receiving the fees described above and liquidating the Partnership.

      The recently enacted amendments also fix the amount the General Partner must pay to the Partnership on liquidation at $2,861,277. This amount is reduced by 10% for each full calendar year after 1998 (prorated for any calendar year in which the Partnership is liquidated on a day of the year which is not December
31) in which the Partnership is not liquidated and will be eliminated if the Partnership has not been liquidated by the end of 2008. The obligation will also be eliminated if the Partnership is reorganized into a publicly-traded entity. Presidio Capital Corp., an affiliate of the Purchaser and of the General Partner, has guaranteed the General Partner's obligation to pay to the Partnership such amounts described above upon the liquidation of the Partnership.

      A conflict of interest exists for the General Partner between continuing the Partnership and reducing the amount they would be required to pay the Partnership upon liquidation as described above and liquidating the Partnership.

      The Partnership Agreement provides for the indemnification of the General Partner and its affiliates in certain circumstances. Through September 1999 the Partnership reimbursed the General Partner for $1,034,510 of costs it incurred in defending and preparing the settlement materials in respect of the class action and derivative litigation involving the Partnership referred to in Item 4.

Item 4. The Solicitation or Recommendation

      Because the Purchaser is an affiliate of the General Partner, the Partnership is making no recommendation and is remaining neutral as to whether Unitholders should tender their Units pursuant to the Offer.


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Item 5. Persons Retained, Employed or to be Compensated

      None.

Item 6. Recent Transfers and Intent with Respect to Securities

      On November 10, 1999, an affiliate of the Purchaser acquired 2,942 Units from Everest Properties II LLC and its affiliates for $118.35 per Unit. None of the foregoing Units will be tendered in the Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company

      None.

Item 8. Additional Information to be Furnished

      The Offer is being made pursuant to a court-approved settlement of a class action and derivative litigation involving the Partnership (the "Action").

      The Action was brought by certain limited partners in the Partnership as well as Integrated Resources High Equity Partners, Series 85 - A California Limited Partnership and High Equity Partners L.P. - Series 88 (the "HEP Partnerships"). The complaint in the Action alleged, among other things, various state law class and derivative claims against the General Partner, the general partners of the other HEP Partnerships and certain related parties, including claims for breach of fiduciary duty; breach of contract; unfair and fraudulent business practices; negligence; dissolution, accounting, receivership and removal of general partners; fraud; and negligent misrepresentation. The General Partner and the other defendants in the action at all times considered the action to be without merit and vigorously defended the action.

      In January 1999 the parties agreed to the terms of a settlement (the "Settlement"). Following a hearing held on April 29, 1999, the California Superior Court approved the Settlement and all of the transactions contemplated thereby and found them to be fair, reasonable and adequate and in the best interest of the settlement class and the Partnership. On August 1999, the Settlement was consummated following the approval of amendments to the Partnership Agreement. The Settlement required the General Partner to cause the Offer to be made and also requires the General Partner to use its best efforts to reorganize the Partnership into a real estate investment trust or other entity whose shares are listed on a national securities exchange or on the NASDAQ National Market System. The reorganization will only occur if it is approved by the holders of a majority of the Units.


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Item 9. Material to be Filed as Exhibits

      The following Exhibits are filed herewith:

      Exhibit (a)(i)    Cover Letter to Unitholders from the Partnership dated
                        November 24, 1999.

      Exhibit (b)       None.

      Exhibit (c)       None


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    HIGH EQUITY PARTNERS L.P. - SERIES 86

                                    By:   Resources Capital Corp.
                                          Administrative General Partner


Date: November 24, 1999             By:   /s/ Michael Ashner
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                                          Michael Ashner, President


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